Exhibit 99.1

Wall Street Finds Its Solmate: Brera Holdings PLC (NASDAQ: BREA) Announces Oversubscribed $300 Million Private Placement to Fund Establishment of Solana Digital Asset Treasury Backed by Ark Invest and UAE Investors

●	Brera Holdings PLC (“Brera Holdings”) (NASDAQ: BREA) will become Solmate, a Solana-based digital asset treasury (“DAT”) and crypto infrastructure company.

●	The PIPE is sponsored by UAE-based Pulsar Group, a strategic investment and advisory firm specializing in virtual assets, emerging technologies and blockchain.

●	Solmate intends to drive shareholder value through accumulation and staking of $SOL, and new revenue streams from cutting-edge Solana staking infrastructure.

●	Digital asset treasury pioneer Marco Santori will be installed as Solmate CEO; economics luminary and Solana advocate Dr. Arthur Laffer and early Solana investor RockawayX CEO Viktor Fischer to serve on the Solmate Board of Directors. Solana Foundation will have the right appoint two additional board seats.

●	Solmate aims to help establish the UAE as the capital of the Solana ecosystem and deliver blockchain-based solutions aligned with the region’s digital transformation agenda.

●	UAE-based blockchain advisory firm Pulsar Group sponsoring oversubscribed $300m PIPE, with commitments secured from early Solana backers RockawayX and prominent mainstream investment firms like ARK Invest.

●	Dual listing on Nasdaq and UAE exchanges anticipated.

●	Solmate will continue to operate Brera Holdings’ existing multi-club sports ownership business.

NEW YORK - September 18, 2025 - Brera Holdings PLC announces it will become Solmate, a Solana-based digital asset treasury (“DAT”) and crypto infrastructure company, following an oversubscribed $300 million private investment in public equity (“PIPE”) offering. The PIPE is sponsored by Pulsar Group, the UAE-based technology and blockchain advisory firm, with backing secured from the Solana Foundation, RockawayX, and traditional investment firms like ARK Invest. Marco Santori, former Kraken Chief Legal Officer, will become Solmate’s Chief Executive Officer.

Solmate is a Solana-based crypto infrastructure company with backing from both the Solana Foundation and unparalleled access to capital from prominent UAE investors. Solmate expects to enter into a definitive agreement, following an already-executed letter of intent with the Solana Foundation, which would lower the entry price for $SOL accumulation, allowing Solmate to supercharge $SOL-per-share growth into the future.

Solmate aims to place Solana’s blockchain-based solutions at the heart of the UAE’s digital transformation agenda through the deployment of cutting-edge infrastructure and performant staking strategies. Solmate intends to direct a portion of the funds secured into revenue-generating crypto infrastructure projects in the UAE, the first of which will be bare metal servers in Abu Dhabi configured to outperform typical DAT validator strategies. Solmate’s planned Solana validator would, for the first time, allow regional investors the opportunity to capitalize on Solana’s native yield-generating capability with a performant SOL validator in the Middle East.

Solana is recognized as the fastest-growing blockchain in the world, processing more transactions and generating more on-chain revenue than all other blockchains combined. Natively yield-generating, unlike BTC, the Solana network is forecast to outgrow the Bitcoin and Ethereum networks in the next three years as it continues to add more new developers than any other chain every month.

Solmate’s world-class leadership team will blend deep crypto and Solana knowledge, extensive connectivity in the UAE, and capital markets expertise. CEO Marco Santori is a pioneer in DAT companies and helped launch the very first altcoin treasury on the Nasdaq. Perhaps the most prominent attorney in the digital asset industry, Marco was the Chief Legal Officer at Kraken, one of the world’s largest digital asset exchanges, for almost five years. Board Member Dr. Arthur Laffer is a world-renowned economist and inventor of the Laffer Curve. He was recently awarded the Presidential Medal of Freedom for “contributions to economic policy that have helped spur prosperity for the nation.” Board Member Viktor Fischer is the CEO of RockawayX, a ~$2bn AUM digital asset investment firm and top-tier builder of performant SOL staking infrastructure.

Solmate CEO Marco Santori said, “Solmate is not just another treasury. It will execute on a durably differentiated strategy in a crowded field of look-alike DATs by building real crypto infrastructure in the UAE. Our stakeholders have deep, long-term conviction in the Solana ecosystem and will demand that we accumulate SOL through bull markets and bear markets alike. Solmate is well-positioned as Solana adoption accelerates across institutional markets, DeFi, NFTs and AI.”

Pulsar Group CEO Alyazi Al Khattal said, “At Pulsar, we are committed to positioning Solana at the heart of the UAE’s digital transformation. By empowering Solmate to build exclusive partnerships and leverage Solana’s unique proximity to key regional stakeholders, together we expect to accelerate adoption, nurture a dynamic developer community, and facilitate major blockchain innovation across the region.”

Solmate Board Member and legendary economist Dr. Arthur Laffer said, “Throughout history, sound money has been the foundation of strong economies. Digital assets, as a return to private, rules-based money, represent one of the most positive steps forward in global monetary history. By tapping into the strength of the Solana ecosystem, Solmate brings that same discipline into digital asset management, offering institutions a powerful way to safeguard and grow value for informed investors.”

Solmate Board Member and RockawayX CEO Viktor Fischer said, “As seed investors in Solana who have always believed that it will be the dominant blockchain network for capital markets, we are excited to join Solmate’s board and contribute our infrastructure and yield expertise. We expect to harness top-performing, bare metal staking and battle-tested yield strategies to deliver one of the best yields on SOL in Solmate treasury.”

Solmate will continue to operate Brera Holdings’ existing multi-club sports ownership business.

Advisors

Cantor Fitzgerald & Co. is acting as exclusive financial advisor and sole placement agent for the PIPE financing. Lowenstein Sandler LLP is acting as legal advisor to the sponsor group. DLA Piper LLP (US) is acting as legal advisor to Cantor Fitzgerald & Co. Boustead Securities LLC is acting as advisor to Brera Holdings’ majority shareholder. Wachsman is the communications and strategy firm for the transaction and the agency of record for Solmate.

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About Brera Holdings PLC:

Brera Holdings PLC (Nasdaq: BREA) is an Ireland-based international holding company focused on expanding its global portfolio of men’s and women’s football clubs on three continents through a multi-club ownership (“MCO”) strategy, and the first to list on Nasdaq. Building on the legacy of Brera Milano FC, which it acquired in 2022, Brera in 2025 became majority owner of SS Juve Stabia, known as “The Other Team of Naples,” and a playoff club in Italy’s Serie B league. Brera FC has been crafting an alternative football legacy since its founding in 2000, and the club also organizes the FENIX Trophy, a nonprofessional pan-European tournament acknowledged by UEFA, which has garnered significant media coverage, including from BBC Sport and ESPN. With a strategic emphasis on bottom-up value creation, innovation-driven growth, and socially impactful outcomes, Brera Holdings has established itself as a forward-thinking leader in the global sports industry. For more information, visit www.breraholdings.com.

About Pulsar Group:

Pulsar Group is a pioneering advisory firm based in Abu Dhabi, specializing in helping technology disruptors navigate complex regulatory environments, build strategic partnerships, and accelerate market expansion. Pulsar Group partners with bold tech disruptors and leaders of the digital economy. By leveraging its expertise in developing strategic frameworks and fostering collaboration with regional partners, Pulsar Group facilitates its partners’ market adoption and growth in the UAE and the region.

Disclaimer

The information provided in this press release is intended for informational purposes only and does not constitute investment advice, endorsement, analysis, or recommendations with respect to any financial instruments, investments, or issuers. Investment in cryptocurrency involves substantial risk, including the risk of complete loss. This press release does not take into account the investment objectives, financial situation, or specific needs of any particular person and each individual is urged to consult their legal and financial advisors before making any investment decisions.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the Act, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally can be identified by the use of words such as “anticipate,” “expect,” “plan,” “could,” “may,” “will,” “believe,” “estimate,” “forecast,” “goal,” “project,” and other words of similar meaning. These forward-looking statements address various matters including statements relating to the anticipated benefits and timing of the completion of the proposed offering and related transactions, the intended use of proceeds from the offering, the assets to be held by Brera Holdings, the expected future market, price and liquidity of the digital assets Brera Holdings acquires, the macro and political conditions surrounding digital assets, Brera Holdings’ plan for value creation and strategic advantages, market size and growth opportunities, regulatory conditions, competitive position and the interest of other entities in similar business strategies, technological and market trends, future financial condition and performance and the expected financial impacts of the proposed transactions described herein. Each forward-looking statement contained in this press release is subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statement. Applicable risks and uncertainties include, among others, the proposed transactions described herein may not be completed in a timely manner or at all; failure to realize the anticipated benefits of the transactions and the proposed DAT strategy; changes in business, market, financial, political and regulatory conditions; risks relating to the Brera Holdings’ operations and business, including the highly volatile nature of the price of Solana and other cryptocurrencies; the risk that the price of Brera Holdings’ securities may be highly correlated to the price of the digital assets that it holds; risks related to increased competition in the industries and markets in which Brera Holdings does and will operate (including the applicable digital assets market); risks relating to significant legal, commercial, regulatory and technical uncertainty regarding digital assets generally; risks relating to the treatment of crypto assets for U.S. and foreign tax purposes, as well as those risks and uncertainties identified in Brera Holdings’ filings with the Securities and Exchange Commission. The forward-looking statements in this press release speak only as of the date of this document, and Brera Holdings undertakes no obligation to update or revise any of these statements.